                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: September 30, 1997                           +--------------+
                  ------------------                           | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |   0-26362    |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |  670615202   |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Nutrition For Life International, Inc.
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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

--------------------------------------------------------------------------------
Form Name if Applicable

                            9101 Jameel, Suite 180
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Address of Principal Executive Office (Street and Number)

                             Houston, Texas 77040
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. See attachment.

                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         John R. Brown, Jr.               713                  460-1976
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attachment.
================================================================================

                    Nutrition For Life International, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  December 29, 1997               By  /s/ John R. Brown, Jr.
    ------------------------------        --------------------------------------
                                              Vice President-Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

NUTRITION FOR LIFE INTERNATIONAL, INC.
Condensed Consolidated Statements of Operations
(in thousands)

                                                    Year Ended
                                                   September 30,
                                               ----------------------
                                                 1997          1996
                                               --------      --------
Net sales                                      $ 83,045      $ 97,404
Cost of sales                                    60,278        67,827
                                               --------      --------

        Gross profit                             22,767        29,577

Marketing, distribution and administrative
  expenses                                       20,508        16,230
                                               --------      --------

        Operating income                          2,259        13,347

Other income (expense)                           (4,685)          648
                                               --------      --------

        Income (loss) before income tax
          expense (benefit)                      (2,426)       13,995

Income tax expense (benefit)                       (445)        5,290
                                               --------      --------

        Net income (loss)                      ($ 1,981)     $  8,705
                                               ========      ========

PART III
--------

     Due to the unanticipated illness and subsequent death of the father of the Company's Principal Accounting Officer, which necessitated an unusual and unanticipated absence of this individual from his duties with the Company, year-end reconciliations and other work in connection with the preparation of the financial statements to be included in the Form 10-K Report were delayed.


PART IV  <3>
------------

     There were two significant changes in results of operations between fiscal 1997 and 1996. These items have been previously reported in the Company's quarterly reports on Form 10-Q.

     Net loss for fiscal 1997 was $1,981,000 as compared to net income for fiscal 1996 of $8,705,000. Included in other income (expense) in 1997 is a net $5,535,000 charge for the settlement of class action lawsuits. $6,425,000 of this charge was incurred and accrued during the Company's first quarter ended December 31, 1996. An $890,000 credit was recorded in the fourth quarter ended September 30, 1997, to recognize a change in the remaining estimated liability for the class action lawsuits.

     Net sales for fiscal 1997 declined 14.7% to $83,045,000 compared to $97,404,000 in fiscal 1996. Management believes that the regulatory scrutiny and legal proceeding initiated in fiscal 1996 and concluded in fiscal 1997 as well as negative media reports were significant factors affecting distributor recruitment and retention and sales efforts by distributors during fiscal 1997. Although there was a net addition of approximately 11,100 distributors during fiscal 1997, fewer new distributors elected to qualify promptly as executive distributors. In addition, beginning in March 1997 new distributors could qualify immediately as executive distributors for $500 rather than for $1,000.